United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale S.A.

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT OF MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS ("BoD") HELD ON AUGUST 26, 2024

On August 26, 2024, Messrs. Daniel André Stieler ("DS") – Chairman of the Board of Director ("PCA"); Marcelo Gasparino da Silva – Vice-President ("MG"); André Viana Madeira ("AM"); Douglas James Upton ("DU"); Fernando Jorge Buso Gomes ("FB"), João Luiz Fukunaga ("JF"); Luis Henrique Cals de Beauclair Guimarães ("LHG"); Manuel Lino Silva de Sousa Oliveira ("OO"); Paulo Cesar Hartung Gomes ("PH"); Shunji Komai ("SK"); Rachel de Oliveira Maia ("RM"), representing all members of the Board of Directors. Mr. Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale S.A., was the secretary of the work. On this occasion, the subject was presented to the collegiate : "CHOICE OF CHIEF EXECUTIVE OFFICER - The Board of Directors unanimously approved (i) the choice of Mr. GUSTAVO DUARTE PIMENTA, Brazilian, married, economist, bearer of SSP/MG identity card No. 5.762.765, registered with the CPF/ME under No. 035.844.246-07, with business address at Praia de Botafogo No. 186, 19th floor, Botafogo, CEP: 22250-145, Rio de Janeiro/RJ as the next Chief Executive Officer. The Executive will take office in due course; and (ii) the compensation package of the Executive Director now elected; all as proposed by the Executive Officer. The Company's current Chief Executive Officer, as well as Mr. Gustavo Pimenta, continue in their current positions, and the transition process previously disclosed must be followed."

I certify that the above information was extracted from the minutes of the Extraordinary Meeting of the Board of Directors held on August 26, 2024.

Rio de Janeiro, August 26, 2024.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 27, 2024		Director of Investor Relations